# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kelly Services, Inc, CIK 0000055135
CUSIP: 488152208
Title of class of securities: Class A Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 999 West Big Beaver Road, Troy, Michigan (MI), 48084
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001817661

## Reporting persons
- Liechtensteinische Landesbank Aktiengesellschaft: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Liechtenstein (N2); member of a group; sole voting power 0; shared voting power 1,400,881; sole dispositive power 0; shared dispositive power 1,400,881; aggregate amount beneficially owned 1,400,881 (4.44% of the class)
- LLB Fund Services AG: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Liechtenstein (N2); member of a group; sole voting power 0; shared voting power 1,400,881; sole dispositive power 0; shared dispositive power 1,400,881; aggregate amount beneficially owned 1,400,881 (4.44% of the class)

## Item 1. Issuer
Name of issuer: Kelly Services, Inc
Address of issuer's principal executive offices: 999 West Big Beaver Road, Troy, MI, 48084e

## Item 2. Person Filing
Name of person filing: This filing is being made on behalf of Liechtensteinische Landesbank Aktiengesellschaft ("LLB") and its wholly-owned subsidiary, LLB Fund Services AG ("LLB FS" and, together with LLB, the "Reporting Persons")
Address of principal business office or, if none, residence:
The principal office of LLB is Stadtle 44, P.O. Box 384, FL-9490 Vaduz, Liechtenstein.
The principal office of LLB FS is Aeulestrasse 76, P.O. Box 1238, FL-9490 Vaduz, Liechtenstein
Citizenship: Each of LLB and LLB FS is an aktiengesellschaft (limited company) formed in Vaduz, Principality of Liechtenstein

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Financial institution located in Liechtenstein.

## Item 4. Ownership
Amount beneficially owned: 1,400,881
Percent of class: 4.44
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,400,881
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,400,881

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of the securities reported herein as beneficially owned by the Reporting Persons are managed by BWM AG, pursuant to an investment advisory agreement with LLB FS, and certain other of the securities reported herein are managed by Quantex AG pursuant to an investment advisory agreement with LLB FS. Each such subadvisor is an unaffiliated third-party investment adviser and, accordingly, also may be deemed to beneficially own the securities which it manages.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 2 and 3 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the Reporting Persons is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
https://www.sec.gov/Archives/edgar/data/55135/000121465926006551/ex99_1.htm

## Signatures
- Liechtensteinische Landesbank Aktiengesellschaft: /s/ Stefan Rein, Vice President (11/11/2026)
- Liechtensteinische Landesbank Aktiengesellschaft: /s/ Roger Dornier, General Counsel (11/11/2026)
- LLB Fund Services AG: /s/ Stefan Rein, Member of the Board of Directors (11/11/2026)
- LLB Fund Services AG: /s/ Wolfdieter Schnee, CEO (11/11/2026)